





UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52491

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2020 (MM/DD/YY) AND ENDING 06/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: L. B. Fisher & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17300 Dallas Parkway, Suite 3050
(No. and Street)

Dallas	Texas	75248
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lewis B. Fisher, Jr. — (972) 733-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McBee & Co., PC
(Name – *if individual, state last, first, middle name*)

718 Paulus Avenue	Dallas	Texas	75214
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lewis B. Fisher, Jr. _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L. B. Fisher & Company _____ , as of _____ June 30 , 20 21 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



WILLIAM S. HENNESSEY
Notary Public, State of Texas
Comm. Expires 04-22-2024
Notary ID 126168635

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

L.B. FISHER & COMPANY

Financial Statements and Supplemental Schedule
June 30, 2021

(With Report of Independent Registered Public Accounting Firm)

L.B. FISHER & COMPANY
Index to Financial Statements and Supplemental Schedule
June 30, 2021



McBee & Co.
A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of L.B. Fisher & Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of L.B. Fisher & Company as of June 30, 2021, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of L.B. Fisher & Company as of June 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of L.B. Fisher & Company's management. Our responsibility is to express an opinion on L.B. Fisher & Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to L.B. Fisher & Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of L.B. Fisher & Company's financial statements. The supplemental information is the responsibility of L.B. Fisher & Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I, Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee + Co.

McBee & Co., PC

We have served as L.B. Fisher & Company's auditor since 2020.
Dallas, Texas
September 2, 2021

718 Paulus Avenue • Dallas, Texas 75214 • (ph) 214.823.3500 • www.mcbeeco.com
Dallas | Keller

L.B. FISHER & COMPANY
Statement of Financial Condition
As of June 30, 2021

Assets		
Cash	$	80,551
Deposit with clearing broker-dealer		50,000
Receivable from clearing broker-dealer		35,099
Investment securities, fair value		10,201
Prepaid expenses		22,147
Right of use asset - operating lease		17,339
Other assets		4,681
Total assets	$	220,018
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable	$	25,100
Lease liabilities		15,499
Total liabilities		40,599
Commitments and contingencies		
Stockholder's equity		
Common stock, 500,000 shares authorized with $1 par value, 7,500 issued and outstanding		7,500
Additional paid-in capital		121,511
Retained earnings		50,408
Total stockholder's equity		179,419
Total liabilities and stockholder's equity	$	220,018

See accompanying notes to the financial statements.

L.B. FISHER & COMPANY
Statement of Operations
Year Ended June 30, 2021

Revenues:		
Commissions	$	577,899
Mutual fund fees		62,437
Interest and dividends		19,120
Realized gain on sale of investment securities		1,655
Unrealized gain on investment securities		3,008
Other income		797
Total revenues		664,916
Operating expenses:		
Employee compensation and benefits		328,457
Floor brokerage and clearance fees		102,044
Occupancy and equipment expenses		74,403
General and administrative		104,012
Technology and communication expenses		21,306
Pension and profit-sharing contribution		62,750
Total operating expenses		692,972
Net Loss before income taxes		(28,056)
Income tax expense		
Net Loss	$	(28,056)

L.B. FISHER & COMPANY
Statement of Changes in Stockholder's Equity
Year Ended June 30, 2021

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance at June 30, 2020	7,500	$ 7,500	$ 121,511	$ 78,464	$ 207,475
Net Loss	-	-	-	(28,056)	(28,056)
Balance at June 30, 2021	7,500	$ 7,500	$ 121,511	$ 50,408	$ 179,419

See accompanying notes to the financial statements.

L.B. FISHER & COMPANY
Statement of Cash Flows
Year Ended June 30, 2021

Cash flows from operating activities:		
Net loss	$	(28,056)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in operating assets and liabilities:		
Realized gain on sale of investment securities		(1,655)
Unrealized gain on investment securities		(3,008)
Receivable from clearing broker-dealer		1,376
Prepaid expenses		(1,025)
Other assets		(492)
Accounts payable and accrued expenses		25,100
Net cash used in operating activities		(7,760)
Cash flows from investing activities:		
Proceeds from sale of investment securities		15,135
Purchase of investment securities		(13,480)
Net cash provided by investing activities		1,655
Net decrease in cash and cash equivalents		(6,105)
Cash and cash equivalents at beginning of year		86,656
Cash and cash equivalents at end of year	$	80,551
Income taxes paid	$	-
Interest paid	$	-

NOTE 1 – NATURE OF BUSINESS

L.B. Fisher & Company (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in full-service broker dealer activities.

The Company was organized on August 26, 1976 under the laws of the State of Texas. All customer transactions are cleared through a third-party clearing firm, RBC Capital Markets Corporation ("RBC"), on a fully disclosed basis. The Company has claimed exemption from Rule 15c3-3 ("Rule") under section (k)(2)(ii) of the SEC, and accordingly is exempt from the remaining provisions of that Rule. For the Company's other business activities, it is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3. The Company does not hold customer funds or securities, or carry accounts for customers (as defined in Rule 15c3-3).

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America ("GAAP"). Revenues are recognized in the period earned and expenses when incurred.

Cash and Cash equivalents
Cash and cash equivalents include cash and highly liquid investments with a maturity at date of purchase of ninety days or less. The Company considers highly liquid investments in money market funds to be cash equivalents.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Securities Transactions
Purchases and sales of securities are recorded on a trade date basis.

Financial Instruments and Credit Risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, deposit with clearing broker-dealer, receivables from clearing broker-dealer, investments, and other assets.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – quoted prices in active markets for identical assets and liabilities;

Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;

Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the asset or liability is expected to be realized or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The Company includes interest and penalties related to its uncertain tax positions as part of income tax expense, if any. The company did not incur any interest or penalties for the year ended June 30, 2021.

The Company has not changed any of its tax accrual estimates. The Company files U.S. federal and U.S. state tax returns. The Company is generally no longer subject to tax examinations relating to federal and state tax returns for years prior to 2017.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

The Company is subject to Texas franchise tax, which is based on taxable margin, rather than being based on federal taxable income. For the year ended June 30, 2021, the Company has no Texas margin tax expense.

Revenue Recognition
Revenue from contracts with customers includes commission income related to brokerage transactions and services. The recognition and measurement of revenue under FASB ASC 606, *Revenue from Contracts with Customers,* is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the related agreement; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company buys and sells securities on behalf of its customers through its arrangements with its clearing firms. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions, transaction fees and clearing expenses are recorded each month based upon the trade date, which is the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Interest revenue represent fees and includes other asset-based fees. Other asset-based fees are recognized in the period that they are realized since the revenue cannot be accurately predicted at the time the policy becomes effective.

The Company enters into arrangements with pooled investments vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the funds upfront, over time or as a combination thereof. The Company believes that its performance obligation is the sale of the securities and is fulfilled on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Management Review
The Company has evaluated subsequent events through September 2, 2021, the date the financial statements were available to be issued.

Recently Issued Accounting Pronouncements

Recently issued accounting pronouncements that have been issued or proposed by the Financial Accounting Standards Board or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

NOTE 3 – DEPOSIT WITH CLEARING BROKER-DEALER

The Company maintains a deposit account with RBC, the Company's clearing broker-dealer, as part of the Company's contract for services. RBC requires a deposit for its services that serves as a reserve for counterparty credit risk, including default risk and settlement risk, as well as market risk to open un-hedged positions. As of June 30, 2021, cash of $50,000 has been maintained as a deposit.

NOTE 4 – INVESTMENT SECURITIES

The following table represents the Company's fair value hierarchy for its investments measured at fair value on a recurring basis as of June 30, 2021:

Description	Quoted Prices for Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total	
U. S. equity securities	$	4,044	$	-	$	-	$	4,044
International equity securities		6,157		-		-		6,157
Total investments	$	10,201	$	-	$	-	$	10,201

For the year ended June 30, 2021, the application of valuation techniques applied to similar assets and liabilities has been consistent. The fair value of all securities owned are deemed to be Level 1 Investments at June 30, 2021.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a noncancelable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. The Company has an obligation as a lessee for office space with an initial noncancelable term in excess of one year. The Company classified this lease as an operating lease. This lease contains a renewal option for a period of five years. Because the Company is not reasonably certain to exercise this renewal option, the optional period is not included in determining the lease term, and associated payments under

this renewal option is excluded from lease payments. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants.

The Company leases office space under an operating lease expiring in March 2022. Total rent expense under the lease was approximately $23,000 for the year ended June 30, 2021, included within general and administrative expense on the statement of operations.

Lease information at June 30,2021 is as follows:

Lease cost	
Operating lease cost	$ 22,586
Short-term lease cost	$ 17,559
Total lease cost	$ 40,145

Other information

Weighted average remaining lease term - operating leases	.75 years
Weighted average discount rate - operating leases	4.25%

Rent expense is included in the general and administrative expense line item on the Statement of Operations.

The Company has entered into a related party agreement to pay $51,817 in rent expense to the owner for the times the owner works at his homes in Sedona, Arizona or Huffman, Texas.

The Company has made an accounting policy election not to recognize short-term right-of-use assets and lease liabilities that arise from short-term leases for any class of underlying assets.

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management
The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Clearing Agreement
Included in the Company's clearing agreement is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At June 30, 2021, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE 6 - INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes on June 30, 2021 are computed by applying the statutory federal income tax rate of 21%. As of June 30, 2021, temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes were not significant.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company, as a registered fully licensed broker and dealer in securities, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). Under this rule, the Company is required to maintain a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2021, the minimum net capital requirement for the Company was $100,000. Net capital at June 30, 2020 aggregated $148,221. The Company's ratio of aggregate indebtedness to net capital was 0.169 to 1 at June 30, 2021.

NOTE 8 – EMPLOYEE RETIREMENT PLAN

The Company provides a defined contribution profit sharing trust plan ("Trust Plan") for all employees. Contributions to the Trust Plan vest immediately and are declared at the discretion of the Board of Directors. New employees are subject to a vesting period defined by the Plan. For the year ended June 30, 2021, the Company has recorded $37,650 in profit sharing plan expense.

The Company provides a money purchase pension plan ("Pension Plan") for all employees. Contributions to the Pension Plan are limited to 10% of each employee's annual salary. Current employees' contributions to the Pension Plan vest immediately and are declared at the discretion of the Board of Directors. New employees are subject to a vesting period defined by the Plan. For the year ended June 30, 2021, the Company has recorded $25,100 in pension plan expense.

Supplemental Schedule

L.B. FISHER & COMPANY **Schedule I**

Computation Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of June 30, 2021

Total stockholder's equity qualified for net capital	$	179,419
Deductions and/or charges		
Non-allowable assets:		
Prepaid Expenses		22,147
Right of Use Asset, net		1,840
Other assets		4,681
		28,668
Net capital before haircuts on securities		150,751
Haircuts on securities		2,530
Net capital	$	148,221
Aggregate indebtedness		
Accrued expenses		25,100
Total aggregate indebtedness	$	25,100
Computation of basic net capital requirement		
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$	100,000
Net capital in excess of minimum requirement	$	48,221
Ratio of aggregate indebtedness to net capital		0.169

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of June 30, 2021, as filed by L. B. Fisher & Company on Form X-17A. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and is also considered a Non-Covered Firms exepmt from 17 C.F.R § 240.15c3-3. The Company does not hold customer funds or securities. The Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

 **McBee & Co.**

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of L.B. Fisher & Company

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) L.B. Fisher & Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which L.B. Fisher & Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) L.B. Fisher & Company stated that L.B. Fisher & Company met the identified exemption provisions throughout the most recent fiscal year, June 30, 2021, without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

L.B. Fisher & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about L.B. Fisher & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

McBee & Co.

McBee & Co., PC

Dallas, Texas
September 2, 2021

L.B. Fisher & Company's Exemption Report

L.B. Fisher & Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R.§ 240.15c3-3 under the following provisions of 17 C.F.R.§ 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§ 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

L. B. Fisher & Company

I, Lewis B. Fisher, Jr., affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Lewis B. Fisher, Jr.
President
September 2, 2021



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of L.B. Fisher & Company

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by L.B. Fisher & Company and the SIPC, solely to assist you and SIPC in evaluating L.B. Fisher & Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2021. L.B. Fisher & Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and,

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on L.B. Fisher & Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of L.B. Fisher & Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

McBee & Co. + Co.

McBee & Co., PC
Dallas, Texas
September 2, 2021

718 Paulus Avenue • Dallas, Texas 75214 • (ph) 214.823.3500 • www.mcbeeco.com

Dallas | Keller